Exhibit 99.1 - Part II, Item 1 of NL's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1994 (File No. 1-640).


                           PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

    Reference is made to the 1993 Annual Report and the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994 for descriptions of certain previously-reported legal proceedings.

    HANO.   In October 1994, the Company moved for summary judgment in one of the eight remaining third-party complaints filed by HANO.

    The City of New York, the New York City Housing Authority and the New York City Health and Hospitals Corp. v. Lead Industries Association, Inc., et al. In May 1994, the trial court granted the defendants' motion to dismiss the plaintiffs' restitution and indemnification claims. The plaintiffs filed a notice of appeal. Defendants have moved for summary judgment on the remaining fraud claim.

    NL Industries, Inc. v. Commercial Union Insurance Cos., et al. The defendant, Commercial Union, has appealed the previously-reported order requiring it to pay certain previously-incurred Company defense costs.

    Wagner, et al. v. Anzon and NL Industries, Inc. Defendants' motion for summary judgment was denied; jury trial in this class action began in September 1994 and a jury verdict is expected in November 1994.

    Granite City. In August 1994, the U.S. Environmental Protection Agency ("U.S. EPA") recommended a limited cleanup of the residential yard soils in Granite City. In October 1994, the U.S. EPA released a proposed plan for residential soil cleanup and reopened the administrative record for public comment. The period for public comment has not yet expired. In the proposed plan, the U.S. EPA also indicated that it is developing remedial plans for the remaining industrial area and for groundwater.

    Batavia, New York. In August 1994, the U.S. EPA issued a proposed plan for remediation of the landfill. The estimated cost of the proposed remedy is $12 million. No allocation of the remedial costs among the Company and the other potentially responsible parties ("PRPs") has been determined.

    Cherokee County. In August 1994, the U.S. EPA issued a proposed remedial plan for the Baxter Springs and Treece subsites. The estimated cost of the proposed remedies is $6 million. The allocation among PRPs, including the Company, has not yet been determined. Remedial plans have not been proposed for the remaining subsites in Cherokee County.

    Flacke v. NL Industries, Inc. In August 1994, the court denied the State's and the Company's motions for summary judgment.

    Portland. In September 1994, the PRPs submitted to the U.S. EPA a focused feasibility study proposing changes in the remedy at this site. The estimated cost of the remedies analyzed ranged from approximately $15 million to $57 million.

    Exxon Chemical Company v. NL Industries, Inc. The Company has agreed in principle to settle this matter, within previously accrued amounts, and the Court has dismissed the case. The parties are negotiating a settlement agreement, execution of which is a condition of the settlement, and the plaintiff has sought to reinstate the case pending completion of those negotiations.